Exhibit 12.1
Holly Energy Partners, L.P.
Computation of Ratio of Earnings
To Fixed Charges
(In thousands)

	Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations	$58,869	$46,234	$20,696	$35,152	$23,989

Add total fixed charges (per below)	36,598	24,638	24,751	15,125	14,815

Total earnings	$95,467	$70,872	$45,447	$50,277	$38,804

Fixed charges:
Interest expense	$34,001	$21,501	$21,763	$13,289	$13,056
Capitalized interest	455	1,008	1,007	—	—
Estimate of interest within rental expense(1)	2,142	2,129	1,981	1,836	1,759

Total fixed charges	$36,598	$24,638	$24,751	$15,125	$14,815

Ratio of earnings to fixed charges	2.61	2.88	1.84	3.32	2.62

(1)	Represents 30% of the total operating lease rental expense, which is that portion, deemed to be interest.